Exhibit 99.10

Premium Appoints Mining Finance Executive and Former Gatos Silver CFO Andre van Niekerk to the Board

Toronto, Ontario--(Newsfile Corp. - April 24, 2025) - **Premium Resources Ltd. (TSXV: PREM) (OTC Pink: PRMLF)** ("**PREM**" or the "**Company**") is pleased to announce the appointment of Mr. André van Niekerk to the Board of Directors of the Company. Mr. van Niekerk was appointed to the Board, effective immediately. Mr. van Niekerk's appointment will fill a vacancy arising from the retirement of Mr. Don Newberry as a director of the Company.

André van Niekerk brings over 23 years of progressive leadership experience in the mining industry, with a strong track record of financial and operational success. Most recently, André serves as the Chief Financial Officer for Gatos Silver prior to its acquisition by First Majestic. Previously he served as Chief Financial Officer of Nevada Copper Corp., where he played a pivotal role in transitioning the company from development to production and led multiple successful equity financings and debt restructurings.

Prior to that, André spent 14 years at Golden Star Resources, a gold producer operating in Ghana, where he held various senior financial and operational roles, ultimately serving as Executive Vice President and CFO. His career began with KPMG in South Africa and Denver in advisory and audit positions.

André holds accounting degrees from the University of South Africa and the University of Pretoria and is a Certified Public Accountant.

Mr. Newberry has been a director of the Company since August 2022 and served as the Chair of the Sustainability Committee and a member of the Audit Committee.

With Mr. Newberry's departure from the Board, and the appointment of Mr. van Niekerk as a director, the Board now consists of eight directors, namely, Paul Martin (Chair), André van Niekerk, Chris Leavy, James Gowans, Jason LeBlanc, Mark Christensen, Morgan Lekstrom and Norman MacDonald.

"I am pleased to welcome Mr. van Niekerk to the Board of Directors," **said Paul Martin, Chairman of PREM**. "André brings with him a wealth of knowledge, not only in finance but also through his extensive experience in transitioning companies through to development, including projects in Africa. As we continue to advance the Selebi and Selkirk mines, we remain focused on strengthening the board and ensuring we are well-equipped to navigate this exciting next phase of growth."

Paul Martin continued, "I would also like to express my sincere thank you to Mr. Newberry for his commitment and valuable contributions throughout his time with us. His hard work has been truly appreciated, and we wish him continued success in all his future endeavors."

Stock Option Grant

PREM also announces that, effective April 24, 2024, it has granted to certain directors, officers, employees and/or consultants of the Company and/or its subsidiaries an aggregate of 230,000 stock options of the Company ("**Options**") pursuant to the stock option plan of the Company.

The Options have an exercise price of C$0.49 per share and a five-year term from the date of grant. 140,000 of the Options vest immediately and the remaining 90,000 vest annually in equal thirds beginning on the date of grant.

About Premium Resources Ltd.

PREM is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

For further information about Premium Resources Ltd., please contact:

Morgan Lekstrom
CEO and Director
morganl@premiumresources.com

Jaclyn Ruptash
Vice President, Communications and Investor Relations
+1 (604) 770-4334
jaclyn@premiumresources.com

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